Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	March 31, 2014	December 31, 2013

ASSETS
Current assets
Cash	$2,340	$18,368
Trade and other receivables	182,711	141,651
Crude oil inventory	1,977	1,507
Other assets (note 4)	36,662	—
Financial derivatives	33,681	10,087
Assets held for sale (note 5)	75,693	73,634
	333,064	245,247
Non-current assets
Exploration and evaluation assets (note 6)	155,212	162,987
Oil and gas properties (note 7)	2,321,187	2,222,786
Other plant and equipment	29,699	29,559
Goodwill	37,755	37,755
TOTAL ASSETS	$2,876,917	$2,698,334

LIABILITIES
Current liabilities
Trade and other payables	$261,782	$213,091
Dividends payable to shareholders	27,817	27,586
Financial derivatives	29,076	18,632
Liabilities related to assets held for sale (note 5)	12,124	10,241
	330,799	269,550
Non-current liabilities
Bank loan (note 8)	300,564	223,371
Long-term debt (note 9)	458,387	452,030
Asset retirement obligations (note 10)	224,891	221,628
Deferred income tax liability	270,703	248,401
Financial derivatives	1,469	869
	1,586,813	1,415,849

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 11)	2,046,549	2,004,203
Contributed surplus	43,563	53,081
Accumulated other comprehensive income	11,691	1,484
Deficit	(811,699)	(776,283)
	1,290,104	1,282,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,876,917	$2,698,334

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2014	2013

Revenues, net of royalties (note 15)	$310,929	$227,667

Expenses
Production and operating	68,835	65,216
Transportation and blending	44,903	46,136
Exploration and evaluation (note 6)	10,610	3,582
Depletion and depreciation	88,593	78,581
General and administrative	11,899	11,550
Share-based compensation (note 12)	7,855	9,044
Financing costs (note 16)	12,589	10,976
(Gain) loss on financial derivatives (note 18)	(7,078)	7,767
Foreign exchange loss (note 17)	4,518	1,781
Gain on divestiture of oil and gas properties	—	(20,951)
	242,724	213,682
Net income before income taxes	68,205	13,985
Deferred income tax expense (note 14)	20,364	3,836
Net income attributable to shareholders	$47,841	$10,149
Other comprehensive income
Foreign currency translation adjustment	10,207	3,886
Comprehensive income	$58,048	$14,035

Net income per common share (note 13)
Basic	$0.38	$0.08
Diluted	$0.38	$0.08

Weighted average common shares (note 13)
Basic	125,939	122,491
Diluted	127,250	123,826

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(80,959)	(80,959)
Exercise of share rights	9,225	(5,507)	—	—	3,718
Vesting of share awards	11,810	(11,810)	—	—	—
Share-based compensation	—	9,044	—	—	9,044
Issued pursuant to dividend reinvestment plan	23,494	—	—	—	23,494
Comprehensive income for the period	—	—	3,886	10,149	14,035
Balance at March 31, 2013	$1,904,887	$57,342	$(8,576)	$(684,909)	$1,268,744
Balance at December 31, 2013	2,004,203	53,081	1,484	(776,283)	1,282,485
Dividends	—	—	—	(83,257)	(83,257)
Exercise of share rights	5,081	(2,747)	—	—	2,334
Vesting of share awards	14,626	(14,626)	—	—	—
Share-based compensation	—	7,855	—	—	7,855
Issued pursuant to dividend reinvestment plan	22,639	—	—	—	22,639
Comprehensive income for the period	—	—	10,207	47,841	58,048
Balance at March 31, 2014	$2,046,549	$43,563	$11,691	$(811,699)	$1,290,104
(1) Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2014	2013

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$47,841	$10,149
Adjustments for:
Share-based compensation (note 12)	7,855	9,044
Unrealized foreign exchange loss (note 17)	6,456	3,817
Exploration and evaluation	10,610	3,582
Depletion and depreciation	88,593	78,581
Unrealized (gain) loss on financial derivatives (note 18)	(12,825)	11,895
Gain on divestitures of oil and gas properties	—	(20,951)
Deferred income tax expense	20,364	3,836
Financing costs (note 16)	12,589	10,976
Change in non-cash working capital	(55,980)	(12,782)
Asset retirement obligations settled (note 10)	(3,896)	(2,973)
	121,607	95,174

Financing activities
Payment of dividends	(60,386)	(57,244)
Increase in bank loan	77,193	39,448
Issuance of common shares (note 11)	2,334	3,718
Interest paid	(17,311)	(16,538)
	1,830	(30,616)

Investing activities
Additions to exploration and evaluation assets (note 6)	(7,320)	(4,150)
Additions to oil and gas properties (note 7)	(165,105)	(162,372)
Property acquisitions	(673)	—
Proceeds from divestiture of oil and gas properties	—	42,382
Additions to other plant and equipment, net of disposals	(757)	(3,370)
Change in non-cash working capital	33,531	61,831
	(140,324)	(65,679)
Impact of foreign currency translation on cash balances	859	(485)
Change in cash	(16,028)	(1,606)
Cash, beginning of period	18,368	1,837
Cash, end of period	$2,340	$231

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2013. The Company's accounting policies are unchanged compared to December 31, 2013 except as listed in note 3 "Changes in Accounting Policies". The use of estimates and judgments is also consistent with the December 31, 2013 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on April 30, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	CHANGES IN ACCOUNTING POLICIES
Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Financial Instruments: Presentation
IAS 32 "Financial Instruments: Presentation" is effective January 1, 2014, and has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure and the retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

4.	OTHER ASSETS
Other assets include underwriters' fees relating to the issuance of the subscription receipts and certain debt issuance costs related to the refinancing. Upon completion of the acquisition, fees related to the subscription receipts will be netted against the proceeds of common shares issued and refinancing costs will be amortized once the refinancing is completed. In the event the acquisition is not completed, the subscription receipts will be refunded with earned interest and all fees will be recorded as an expense.

5.	ASSETS HELD FOR SALE
In March 2014, Baytex entered agreements to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River area of Alberta. At March 31, 2014, these assets and related liabilities were measured at carrying amount which was the lower of their carrying amount and estimated fair value less costs to sell. No fair value adjustment was recognized in the period. The Company has not recognized any depletion related to the assets held for sale subsequent to the approval of the exchange in December 2013. The Company expects to complete the exchange in the second quarter of 2014. Assets held for sale include $0.3 million of exploration and evaluation assets and $75.4 million of oil and gas properties. Liabilities related to assets held for sale include $12.1 million of asset retirement obligations.

6.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisition	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale (note 5)	(305)
Foreign currency translation	2,652
As at December 31, 2013	$162,987
Capital expenditures	7,320
Property acquisitions	393
Exploration and evaluation expense	(10,610)
Transfer to oil and gas properties	(6,296)
Foreign currency translation	1,418
As at March 31, 2014	$155,212

7.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Corporate acquisition	108
Property acquisitions	100
Transferred from exploration and evaluation assets	82,886
Assets held for sale (note 5)	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338
As at December 31, 2013	$3,223,768
Capital expenditures	165,105
Property acquisitions	280
Transferred from exploration and evaluation assets	6,296
Assets held for sale (note 5)	(2,059)
Change in asset retirement obligations	7,184
Foreign currency translation	10,995
As at March 31, 2014	$3,411,569

Accumulated depletion
As at December 31, 2012	$720,733
Depletion for the period	325,793
Divestitures	(10,191)
Assets held for sale (note 5)	(37,057)
Foreign currency translation	1,704
As at December 31, 2013	$1,000,982
Depletion for the period	87,926
Foreign currency translation	1,474
As at March 31, 2014	$1,090,382

Carrying value
As at December 31, 2013	$2,222,786
As at March 31, 2014	$2,321,187

8.	BANK LOAN

As at	March 31, 2014	December 31, 2013
Bank loan	$300,564	$223,371

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017 with all amounts to be re-paid on such date. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over substantially all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction.

The weighted average interest rate on the bank loan for the three months ended March 31, 2014 was 4.33% (5.68% for the three months ended March 31, 2013).

9.	LONG-TERM DEBT

As at	March 31, 2014	December 31, 2013
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$163,907	$157,673
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,480	294,357
	$458,387	$452,030

Accretion expense on debentures of $0.2 million has been recorded in financing costs for the three months ended March 31, 2014 (three months ended March 31, 2013 - $0.2 million).

10.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2014	December 31, 2013
Balance, beginning of period	$221,628	$265,520
Liabilities incurred	3,743	14,901
Liabilities settled	(3,896)	(12,076)
Liabilities divested	—	(1,409)
Accretion	1,741	7,011
Change in estimate(1)	3,441	(42,226)
Liabilities related to assets held for sale (note 5)	(1,883)	(10,241)
Foreign currency translation	117	148
Balance, end of period	$224,891	$221,628

(1)	Changes in the status of wells, discount rates, and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

11.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2014, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	—	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	132	2,334
Transfer from contributed surplus on exercise of share rights	—	2,747
Transfer from contributed surplus on vesting and conversion of share awards	352	14,626
Issued pursuant to dividend reinvestment plan	566	22,639
Balance, March 31, 2014	126,442	$2,046,549

Monthly dividends of $0.22 per common share were declared by the Company during the three months ended March 31, 2014 and 2013 for total dividends declared of $83.3 million ($69.1 million net of dividend reinvestment) and $81.0 million ($56.4 million net of dividend reinvestment), respectively.

12.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $7.9 million for the three months ended March 31, 2014 (three months ended March 31, 2013 - $8.8 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by a forfeiture rate, which has been estimated at a weighted average of 9.7% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $40.36 per restricted award and performance award granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - $44.20 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)
Balance, December 31, 2013	723	580	1,303
Granted	350	273	623
Vested and converted to common shares	(144)	(102)	(246)
Forfeited	(32)	(23)	(55)
Balance, March 31, 2014	897	728	1,625

Share Rights Plan

No new grants have been made under the Share Rights Plan since December 31, 2010. All outstanding share rights have been fully expensed and are exercisable.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(802)	13.53
Forfeited (1)	(6)	27.77
Balance, December 31, 2013(1)	717	$17.69
Exercised (2)	(132)	17.62
Balance, March 31, 2014(1)	585	$17.33

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

13.	NET INCOME PER SHARE

	Three Months Ended March 31
	2014			2013
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$47,841	125,939	$0.38	$10,149	122,491	$0.08
Dilutive effect of share awards	—	1,047	—	—	707	—
Dilutive effect of share rights	—	264	—	—	628	—
Net income - diluted	$47,841	127,250	$0.38	$10,149	123,826	$0.08

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2014	2013
Net income before income taxes	$68,205	$13,985
Expected income taxes at the statutory rate of 25.47% (2013 – 25.51%)(1)	17,372	3,568
Increase (decrease) in income taxes resulting from:
Share-based compensation	2,000	2,307
Effect of rate adjustments for foreign jurisdictions	(394)	(1,996)
Other	1,386	(43)
Income tax expense	$20,364	$3,836

(1)	The change in statutory rate is mainly related to changes in the provincial apportionment of income.

15.	REVENUES

	Three Months Ended March 31
	2014	2013
Petroleum and natural gas revenues	$384,422	$271,789
Royalty charges	(74,880)	(45,278)
Royalty income	1,387	1,156
Revenues, net of royalties	$310,929	$227,667

16.	FINANCING COSTS

	Three Months Ended March 31
	2014	2013
Bank loan and other	$2,904	$1,615
Long-term debt	7,944	7,662
Accretion on asset retirement obligations	1,741	1,660
Debt financing costs	—	39
Financing costs	$12,589	$10,976

17.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended March 31
	2014	2013
Unrealized foreign exchange loss	$6,456	$3,817
Realized foreign exchange gain	(1,938)	(2,036)
Foreign exchange loss	$4,518	$1,781

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At March 31, 2014, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	April to June 2014	US$ 4.00 million	1.0972	(2)
Monthly average rate forward	April to June 2014	US$ 2.00 million	1.0976	(2)
Monthly range forward spot sale	April to June 2014	US$ 1.00 million	1.0800 – 1.1150	(1)(5)
Contingent monthly forward spot sale	April to June 2014	US$ 0.50 million	1.1150	(1)(6)
Monthly average collar	April to December 2014	US$ 1.00 million	1.0300 – 1.0600	(1)(5)
Monthly average rate forward	April to December 2014	US$ 3.50 million	1.0671	(2)
Monthly forward spot sale	April to December 2014	US$ 9.50 million	1.0517	(2)
Monthly average collar	April to December 2014	US$ 0.50 million	1.0350 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 0.50 million	1.0375 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 1.00 million	1.0400 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 1.00 million	1.0430 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 1.00 million	1.0450 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 1.50 million	1.0500 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 0.50 million	1.0550 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 0.50 million	1.0575 – 1.1100	(1)(3)
Monthly average collar	April to December 2014	US$ 0.50 million	1.0650 – 1.1100	(1)(3)
Monthly average range forward	April to December 2014	US$ 2.00 million	1.0800 – 1.1400	(1)(5)
Contingent average rate forward	April to December 2014	US$ 1.00 million	1.1400	(1)(6)
Monthly forward spot sale	April 2014 to December 2015	US$ 1.00 million	1.1300	(1)
Monthly range forward spot sale	July to December 2014	US$ 1.00 million	1.0550 – 1.1303	(1)(5)
Contingent monthly forward spot sale	July to December 2014	US$ 0.50 million	1.1303	(1)(6)
Sold call option	July to December 2014	US$ 3.00 million	1.0670	(1)(4)
Sold call option	July to December 2014	US$ 3.00 million	1.1200	(1)(4)
Sold call option	July to December 2014	US$ 4.00 million	1.0520	(1)(4)
Sold call option	July 2014 to December 2015	US$ 0.50 million	1.0823	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.00 million	1.0996	(1)(4)
Sold call option	July 2014 to December 2015	US$ 4.00 million	1.1100	(1)(4)
Monthly forward spot sale	July 2014 to December 2015	US$ 1.00 million	1.0900	(1)
Monthly average rate forward	July 2014 to December 2015	US$ 1.50 million	1.0950	(1)
Monthly average collar	January 2015	US$ 6.50 million	1.0675 – 1.1200	(1)(3)
Monthly average range forward	January 2015	US$ 0.50 million	1.0950 – 1.1200	(1)(5)
Contingent average rate forward	January 2015	US$ 0.50 million	1.1200	(1)(6)
Monthly forward spot sale	January 2015 to December 2015	US$ 1.00 million	1.1000	(1)
Sold call option	January 2015 to December 2015	US$ 0.50 million	1.1052	(1)(4)
Monthly average range forward	February 2015 to March 2015	US$ 0.50 million	1.1050 – 1.1350	(1)(5)
Contingent average rate forward	February 2015 to March 2015	US$ 0.50 million	1.1350	(1)(6)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).
(3) Settlement price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

(5)	Settlement price below or at the lower strike price results in settlement at the lower strike price. Settlement price above the lower strike price results in settlement at the higher strike price.

(6)	Settlement required if settlement price is above the strike price.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
U.S. dollar denominated	US$122,501	US$102,637	US$205,157	US$194,924

Baytex has entered into financial derivative contracts to mitigate $1.875 billion of Australian dollar foreign exchange exposure, at a maximum ceiling rate of approximately $1.0115 AUD/CAD.

Interest Rate Risk

As at March 31, 2014, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	April to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	April to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At March 31, 2014, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	April to June 2014	16,750 bbl/d	US$100.31	WTI
Fixed – Sell	April to September 2014	1,500 bbl/d	US$98.65	WTI
Fixed – Sell	April to December 2014	3,500 bbl/d	US$95.43	WTI
Fixed – Buy	April to December 2014	380 bbl/d	US$101.06	WTI
Basis swap	April to December 2014	2,000 bbl/d	WTI less US$22.90	WCS
Basis swap	June to December 2014	1,000 bbl/d	WTI less US$19.30	WCS
Fixed – Sell	July to September 2014	3,000 bbl/d	US$99.50	WTI
Fixed – Sell	July to December 2014	3,000 bbl/d	US$95.40	WTI
Sold call option(2)	July 2014 to March 2015	3,000 bbl/d	US$95.00	WTI
Sold call option(2)	July 2014 to March 2015	3,000 bbl/d	US$96.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	April to October 2014	3,250 mmBtu/d	US$4.20	NYMEX
Fixed – Sell	April to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Price collar	April to October 2014	5,000 mmBtu/d	US$3.90-US$4.50	NYMEX
Fixed – Sell	April to October 2014	2,500 mmBtu/d	US$4.18	NYMEX
Basis swap	April to October 2014	5,000 mmBtu/d	NYMEX less US$0.3150	AECO
Fixed – Sell	April 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Basis swap	April 2014 to March 2015	17,750 mmBtu/d	NYMEX less US$0.2225	AECO
Fixed – Sell	November 2014 to March 2015	10,000 mmBtu/d	US$4.31	NYMEX
Sold call option(2)	November 2014 to March 2015	5,000 mmBtu/d	US$4.65	NYMEX
Basis swap	November 2014 to March 2015	5,000 mmBtu/d	NYMEX less US$0.2700	AECO
Sold call option(2)	April 2015 to October 2015	5,000 mmBtu/d	US$4.00	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended March 31
	2014	2013
Realized loss (gain) on financial derivatives	$5,747	$(4,128)
Unrealized (gain) loss on financial derivatives	(12,825)	11,895
(Gain) loss on financial derivatives	$(7,078)	$7,767

Physical Delivery Contracts

As at March 31, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	April to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	April to December 2014	3,000 bbl/d	WTI less US$19.07

(1)	Based on the weighted average price/unit for the remainder of the contract.

At March 31, 2014, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	April to June 2014	13,000 bbl/d
Raw bitumen	July to September 2014	12,500 bbl/d
Raw bitumen	October to December 2014	5,000 bbl/d
Raw bitumen	January to December 2015	7,000 bbl/d
Raw bitumen	January to December 2016	5,000 bbl/d

19.	AURORA ACQUISITION
On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Limited. ("Aurora") for $4.10 (Australian dollars) per share by way of a scheme of arrangement of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora's assets are primarily in Texas, USA.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, both of which have been received. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in the first half of June 2014.

To finance the acquisition of Aurora, Baytex completed the issuance of 38,433,000 subscription receipts at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. Baytex also entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), a new two-year $200 million non-revolving loan and a new borrowing base facility for a U.S. subsidiary of Aurora. The new facilities will be available upon closing of the Arrangement.

Subsequent to March 31, 2014, Baytex commenced cash tender offers relating to the US$665 million of outstanding senior notes of Aurora USA Oil & Gas, Inc., a wholly-owned subsidiary of Aurora. Baytex expects to obtain the funds necessary to complete the tender offers from one or more debt financing transactions, including potential debt securities offerings or an increase in available credit under existing or new credit facilities.

20.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"), to replace a Short Form Base Shelf Prospectus filed on August 4, 2011. The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect 100% owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries and intercompany loans, Baytex has no independent assets or operations.

For purposes of this note, Baytex accounts for investments in their subsidiary undertakings at cost less impairment because one of the Guarantor Subsidiaries owns 100% of the Non-guarantor Subsidiary. If Baytex were to use equity accounting, the results for the period would be affected as indicated below.

Increase (decrease)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
As at and for the three months ended March 31, 2014
Total assets	$254,639	$76,719	$—	$(331,358)	$—
Total shareholders' equity	254,639	76,719	—	(331,358)	—
Net income	54,810	1,474	—	(56,284)	—

As at December 31, 2013
Total assets	$199,016	$81,798	$—	$(280,814)	$—
Total shareholders' equity	199,016	81,798	—	(280,814)	—

For the three months ended March 31, 2013
Net income	$15,508	$6,216	$—	$(21,724)	$—

The following tables present consolidating financial information prepared using the cost method as at March 31, 2014, and December 31, 2013 and for the three months ended March 31, 2014 and 2013 for: 1) Baytex, on a stand-alone basis, 2) Guarantor Subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis, and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
As at March 31, 2014
Current assets	$215	$332,755	$94	$—	$333,064
Intercompany advances and investments	1,634,488	102,984	76,710	(1,814,182)	—
Non-current assets	—	2,543,853	—	—	2,543,853
Current liabilities	33,121	297,593	85	—	330,799
Intercompany notes	110,165	491,076	—	(601,241)	—
Non-current liabilities	455,952	800,062	—	—	1,256,014
Shareholders' Equity	$1,035,465	$1,390,861	$76,719	$(1,212,941)	$1,290,104

As at December 31, 2013
Current assets	$—	$231,719	$13,528	$—	$245,247
Intercompany advances and investments	1,809,264	119,404	68,605	(1,997,273)	—
Non-current assets	—	2,453,087	—	—	2,453,087
Current liabilities	40,502	228,713	335	—	269,550
Intercompany notes	36,682	466,836	—	(503,518)	—
Non-current liabilities	449,595	696,704	—	—	1,146,299
Shareholders' Equity	$1,282,485	$1,411,957	$81,798	$(1,493,755)	$1,282,485

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the Three Months Ended March 31, 2014
Revenues, net of royalties	$7,696	$311,305	$1,502	$(9,574)	$310,929
Operating expenses	—	113,738	—	—	113,738
Other expenses	14,665	35,274	28	(9,574)	40,393
Depletion and depreciation	—	88,593	—	—	88,593
Income tax expense	—	20,364	—	—	20,364
Net income (loss)	$(6,969)	$53,336	$1,474	$—	$47,841

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the Three Months Ended March 31, 2013
Revenues, net of royalties	$5,752	$228,012	$6,233	$(12,330)	$227,667
Operating expenses	—	111,352	—	—	111,352
Other expenses	11,111	24,951	17	(12,330)	23,749
Depletion and depreciation	—	78,581	—	—	78,581
Income tax expense	—	3,836	—	—	3,836
Net income (loss)	$(5,359)	$9,292	$6,216	$—	$10,149

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the Three Months Ended March 31, 2014
Cash provided by (used in):
Operating activities	$7,105	$106,491	$8,011	$—	$121,607
Payment of dividends	(60,386)	—	—	—	(60,386)
Change in bank loan	—	77,193	—	—	77,193
Change in intercompany loans and investments	66,491	(58,386)	(8,105)	—	—
Increase in equity	2,334	—	—	—	2,334
Interest paid	(15,544)	(1,767)	—	—	(17,311)
Financing activities	$(7,105)	$17,040	$(8,105)	$—	$1,830
Investing activities	$—	$(140,324)	$—	$—	$(140,324)
Impact of foreign currency translation on cash balances	—	859	—	—	859
Change in cash	—	(15,934)	(94)	—	(16,028)
Cash, beginning of period	—	4,840	13,528	—	18,368
Cash, end of period	$—	$(11,094)	$13,434	$—	$2,340

For the three months ended March 31, 2013
Cash provided by (used in):
Operating activities	$5,547	$89,876	$(249)	$—	$95,174
Payment of dividends	(57,244)	—	—	—	(57,244)
Change in bank loan	—	39,448	—	—	39,448
Change in intercompany loans and investments	63,123	(63,123)	—	—	—
Increase in equity	3,718	—	—	—	3,718
Interest paid	(15,144)	(1,394)	—	—	(16,538)
Financing activities	$(5,547)	$(25,069)	$—	$—	$(30,616)
Investing activities	$—	$(65,679)	$—	$—	$(65,679)
Impact of foreign currency translation on cash balances	—	(485)	—	—	(485)
Change in cash	—	(1,357)	(249)	—	(1,606)
Cash, beginning of period	—	1,837	—	—	1,837
Cash, end of period	$—	$480	$(249)	$—	$231